Filed pursuant to Rule 433 | Registration Statement Nos. 333-162219, 333-162219-01, 333-179685 and 333-179685-01

RBS Exchange Traded Notes

BUILDING TOMORROW™

Frequently Asked Questions

What are RBS Exchange Traded Notes?

RBS Exchange Traded Notes (RBS ETNs) are unsecured and senior obligations of either The Royal Bank of Scotland N.V. (RBS N.V.) or The Royal Bank of Scotland plc (RBS plc). RBS ETNs are fully and unconditionally guaranteed by RBS Holdings N.V. (RBS Holdings) or The Royal Bank of Scotland Group plc (RBS Group), respectively. Any payment on the RBS ETNs is subject to the ability of the applicable issuer and guarantor to pay their respective obligations as they become due.

To find out more
Call toll free
855-RBS-ETPS or visit
www.rbs.com/etnUS

How do RBS ETNs differ from ETFs and Mutual Funds?

RBS ETNs, ETFs and mutual funds are all SEC-registered securities. However, there are key differences among RBS ETNs, ETFs and mutual funds.

	RBS ETNs	ETFs	Mutual Funds
Type of Security	The securities are unsecured and senior obligations of the relevant issuer. Securities are registered under the Securities Act of 1933.	Equity securities of the issuer. Securities are registered under the Securities Act of 1933 and issuer is registered under the Investment Company Act of 1940.	Equity securities of the issuer. Securities are registered under the Securities Act of 1933 and issuer is registered under the Investment Company Act of 1940.
Legal Structure and Ownership	Unsecured and senior obligations of the relevant issuer with no rights to any specified pool of assets. Not FDIC insured.	Equity ownership in the investment company. Not FDIC insured.	Equity ownership in the investment company. Not FDIC insured.
Investor Fees	Annual investor fees apply. Fee amount depends on the ETN and will be disclosed in the applicable pricing supplement and prospectus filed with the SEC. Brokerage commissions will apply when ETNs are bought or sold.	Investors bear management fees and operating expenses, which will vary by ETF. Brokerage commissions will apply when ETF shares are bought or sold.	Investors bear management fees and operating expenses, which will vary by mutual fund. Investors may also pay or bear sales loads (front-end or deferred), redemption fees, account fees, purchase fees and/or distribution and service fees.
Primary Risk	Issuer credit risk and market risk.	Tracking error and market risk.	Market risk and, in the case of index mutual funds, tracking error.
Liquidity – Exchange	Securities may be sold on an exchange intraday at market price.	Securities may be sold on an exchange intraday at market price.	No exchange liquidity.
Liquidity – Repurchase/ Redemption	ETNs are repurchasable daily via broker-dealers at a specified repurchase price, subject to minimum size requirements. We may charge a repurchase fee in connection with certain ETNs.	Retail investors may not redeem. Only broker-dealers that agree to act as "authorized participants" (APs) of the ETF may redeem. ETF shares are redeemable daily by APs at the net asset value (NAV), calculated as of the close of business, subject to minimum size requirements. APs must pay transaction fees in order to redeem.	Redeemable daily at the net asset value (NAV) of the mutual fund calculated as of the close of business. Certain investor fees may be payable upon redemption.

Table continues on page 2

RBS Investor Products | ETN FAQ | page 1

	RBS ETNs	ETFs	Mutual Funds
Distributions	Most ETNs do not pay periodic distributions. We may make periodic distributions on certain ETNs and some ETNs may track indices which index levels reflect reinvestment of dividends, if any, distributed by the underlying companies.	Yes (dividends/distributions by underlying portfolio securities held by the ETF).	Yes (dividends/distributions by underlying portfolio securities held by the mutual fund).
Maturity	Typically 10-30 years.	Unlimited.	Unlimited.
Short Sales	Available subject to SEC rules.	Available subject to SEC rules.	No.
Voting Rights	No, except for changes to the terms of the ETN.	Yes.	Yes.
Tax	Depends on the underlying market measure(s), coupon payments, if any, and when the ETN is sold, redeemed or matures, among other factors.	Depends on the assets held by the ETF, distributions by the ETF and when the ETF shares are sold or redeemed, among other factors.	Depends on the assets held by the mutual funds, distributions by the mutual fund and when the mutual fund shares are sold or redeemed, among other factors.

What are some of the market measures to which an RBS ETN can be linked?

- The return on RBS ETNs is based on the performance of underlying market measure(s) across various asset classes such as equity or commodity indices and commodities, which are described in the pricing supplement and prospectus applicable to your RBS ETN.

How do I buy an RBS ETN?

- RBS ETNs are listed and traded on a U.S. securities exchange (currently, NYSE Arca) and can be bought and sold during trading hours, in a similar manner to buying or selling publicly traded stocks.
- RBS ETNs can be purchased through your broker, financial advisor or an online trading platform.

What happens if I buy and hold an RBS ETN to its maturity?

- The applicable issuer will pay you an amount in cash equal to the daily redemption value of your RBS ETN on the applicable valuation date.
- The daily redemption value on the applicable valuation date will depend on the performance of the underlying market measure(s) to which the RBS ETN is linked, less applicable investor fees.
- Payments are subject to the applicable issuer's (and in the case of the guarantee, the applicable guarantor's) ability to pay.

Can I offer my RBS ETNs for repurchase by the issuer before their maturity date?

- If you own a minimum amount of a specific RBS ETN, you can offer to have your RBS ETNs repurchased by the applicable issuer at the daily redemption value through your broker, provided that your broker offers the minimum repurchase amount for that RBS ETN.
- The pricing supplement for a specific RBS ETN contains the repurchase procedures for your broker to follow.

RBS Investor Products | ETN FAQ | page 2

What is the daily redemption value of an RBS ETN?

[]   The daily redemption value of an RBS ETN is the amount that would be payable by the applicable issuer to the investor if the RBS ETN was repurchased or redeemed by that issuer and that date was the applicable valuation date.

[]   The daily redemption value for an RBS ETN will depend on the performance of the underlying market measure(s) to which the RBS ETN is linked, less applicable investor fees.

[]   The daily redemption value for each outstanding RBS ETN will be published on www.rbs.com/etnUS.

Can an RBS ETN trade at a premium or discount to its daily redemption value or indicative value?

[]   If you sell RBS ETNs in the secondary market you will receive the market price of the RBS ETNs, which may be more or less than the stated face amount, the indicative value or the daily redemption value of your RBS
     ETNs, and which may be more or less than what you paid for them.

[]   For example, the issuer may decide to issue and sell additional RBS ETNs from time to time at a price that is higher or lower than the stated face amount, based on the indicative value of the RBS ETNs at that time.

[]   The applicable issuer is under no obligation to issue or sell additional
     RBS ETNs, and if that issuer does sell additional RBS ETNs, that issuer may stop selling additional RBS ETNs for any reason. This could materially and adversely affect the price and liquidity of the RBS ETNs in the secondary market.

[]   The RBS ETNs may trade at a premium if the applicable issuer suspends the issuance of additional RBS ETNs. Paying a premium price over the indicative value of the RBS ETNs could lead to significant losses.

[]   Events such as a credit rating downgrade of the applicable issuer or guarantor may adversely impact the market price of an RBS ETN, causing it to trade at a discount to its daily redemption value or indicative value.

What is the tax treatment of an investment in an RBS ETN?

[]   We expect to treat the RBS ETNs for U.S. federal income tax purposes as prepaid financial contracts that are not debt. If this treatment is respected, subject to any special considerations described in the applicable pricing supplement (e.g., for ETNs with coupon payments and ETNs linked to currencies):

     []   you should not recognize taxable income or loss prior to the maturity or disposition of your RBS ETNs;

     []   your gain or loss on the RBS ETNs should be capital gain or loss; and

     []   1099s, not K-1s, would be the tax reporting forms received.

[]   However, there is significant uncertainty about the tax treatment of investments like the RBS ETNs. The Internal Revenue Service may take the position, either on audit or by publishing generally applicable guidance, that you must recognize taxable income during the period you hold RBS ETNs, even though you receive no cash, and/or that your gain must be taxed as ordinary income instead of capital gain. You should consult your tax adviser regarding U.S. Federal tax consequences of an investment in the
     ETNs (including possible alternative treatments) as well as tax consequences arising under the laws of any state, local or non --U.S.
     taxing jurisdiction.

RBS Investor Products | ETN FAQ | page 3

What are some of the key risks to investing in RBS ETNs?

The applicable pricing supplement and prospectus for your RBS ETNs will describe material risks related to an investment in RBS ETNs. These risks include the following:

Credit risk of the relevant issuer and guarantor

     []   RBS ETNs are unsecured and unsubordinated obligations of RBS N.V. or
          RBS plc, as the case may be, and are fully and unconditionally guaranteed by RBS Holdings or RBS Group, respectively. If the applicable issuer fails to make any required payments on the RBS ETNs, your receipt of such payments will depend on the ability of the applicable guarantor to pay its obligations as they become due.

     []   In addition, unlike ordinary debt securities, the RBS ETNs are not principal protected and do not pay interest. The RBS ETNs are not bank deposits and are not insured or guaranteed by the Federal Deposit
          Insurance Corporation, the Deposit Insurance Fund or any other government agency.

Market risk

     []   The return on an RBS ETN will depend on the performance of the underlying market measure(s) to which the RBS ETN is linked. You may lose all or a significant amount of your investment in the RBS ETNs if the level(s) of the underlying market measure(s) were to decrease substantially.

Investor fees

     []   The daily redemption value is the amount payable at maturity or upon early repurchase or redemption of your RBS ETNs and is reduced by the aggregate investor fee applicable to your RBS ETNs.

     []   As a result, the level of the underlying market measure(s) to which your RBS ETNs are linked must increase by an amount sufficient to offset the aggregate investor fee in order for you to receive at least the face amount of your investment at maturity or upon early repurchase or redemption.

     []   If the level(s) of the underlying market measures(s) were to decrease or not increase sufficiently, you would receive less, and possibly significantly less, than your initial investment at maturity or upon early repurchase or redemption.

Liquidity risk

     []   Even though RBS ETNs are expected to be listed on a U.S. securities exchange, there is no guarantee that the listing will be maintained or that a secondary market will develop. The applicable issuer is not required to maintain any listing of RBS ETNs on any securities exchange.

Restrictions on your ability to offer RBS ETNs for repurchase by the relevant
Issuer

     []   Through your broker, you may offer RBS ETNs for repurchase by the applicable issuer, subject to certain restrictions and procedures described in the applicable pricing supplement.

Call risk

     []   The applicable issuer also has the right to redeem your RBS ETNs, in its sole discretion. If the applicable issuer elects to redeem your
          RBS ETNs, you may not be able to reinvest your proceeds in a comparable investment.

Uncertain tax treatment

     []   Significant aspects of the U.S. federal income tax treatment of the
          RBS ETNs are uncertain, and the Internal Revenue Service or a court might not agree with the intended tax consequences described in the applicable pricing supplement.

RBS Investor Products | ETN FAQ | page 4

What are the differences among the trading price or market price, the indicative value and the daily redemption value of an RBS ETN?

Term	What does it mean?	Trading Information	How determined?
Trading price or market price	The price at which you can buy or sell RBS ETNs in the secondary market. * The market price of an RBS ETN will depend on the supply and demand for that RBS ETN, as well as various other factors, including market conditions and the applicable issuer's and guarantor's actual or perceived creditworthiness.	The "best bid" and the "best offer" are published continuously during regular exchange hours on the NYSE Arca	Trading generally occurs on the NYSE Arca at a price between the current "best bid" and "best offer." The "best bid" is the lowest price at which an investor is offering to sell RBS ETNs. (Our obligation to repurchase RBS ETNs at the daily redemption value is intended to induce arbitrageurs[1] to counteract any trading of the RBS ETNs at a price lower than their indicative value, but there can be no assurance that arbitrageurs[1] will do so.) The "best offer" is the highest price at which an investor is offering to purchase RBS ETNs. (To the extent we stand ready to issue and sell additional RBS ETNs at their indicative value or daily redemption value, we expect arbitrageurs[1] will be induced to counteract any trading of the RBS ETNs at a price higher than their indicative value, but there can be no assurance that arbitrageurs[1] will do so. If we were to suspend the issuance of additional RBS ETNs, the RBS ETNs might trade at a premium to their indicative value.)
Intraday "indicative value"	An intraday "indicative value" is meant to approximate the intrinsic economic value of the RBS ETNs. The indicative value will generally not be the same as the daily redemption value, because the indicative value fluctuates with the level(s) of the underlying market measure(s) and is not calculated at the same time as the daily redemption value (except at the close on the applicable valuation date).	During regular exchange hours on the NYSE Arca (and published every 15 seconds)	The "indicative value" of the RBS ETNs at any given time equals: • the daily redemption value on the immediately preceding valuation date, multiplied by • the index factor at such time, multiplied by • the fee factor for the day on which it is calculated. The "index factor" and "fee factor" are terms defined in the applicable pricing supplement for a particular RBS ETN.
Daily redemption value	The price we will pay holders at maturity upon early repurchase or upon redemption of the RBS ETNs. *The daily redemption value of an RBS ETN is calculated by RBS Securities Inc., as calculation agent, based on the performance of the underlying market measure(s), reduced by applicable fees, as specified in the table above.	Daily on www.rbs.com/etnus	The daily redemption value is determined using the same formula as the indicative value, but it is calculated as of the close on the applicable valuation date. The applicable valuation date occurs at least one day after you confirm your offer to us to repurchase or we deliver a notice to redeem.

[1] Arbitrageurs - One who profits from the differences in price when the same, or extremely similar, security, currency, or commodity is traded on two or more markets. The arbitrageur profits by simultaneously purchasing and selling these securities to take advantage of pricing differentials (spreads) created by market conditions.

RBS Investor Products | ETN FAQ | page 5

www.rbs.com/etnUS

The issuer, RBS N.V. and its guarantor, RBS Holdings, and the issuer, RBS plc and its guarantor RBS Group have filed separate registration statements
(including prospectuses) with the U.S. Securities and Exchange Commission (SEC)
for the offering of RBS ETNs to which this communication may relate. Before you invest in any RBS ETNs, you should read the relevant prospectus in the registration statement and other documents that have been filed with the SEC for more complete information about the relevant RBS entities and offering. You may get these documents for free by visiting EDGAR on the SEC website at
www.sec.gov. Alternatively, the relevant issuer, RBS Securities Inc. or any dealer participating in the offering will arrange to send you the relevant prospectus and pricing supplement at no charge if you request by calling
1-855-RBS-ETPS (toll free).

Copyright [C] 2012 RBS Securities Inc. All rights reserved. RBS Securities
Inc., a U.S. registered broker-dealer, member of FINRA and SIPC, is an indirect wholly-owned subsidiary of The Royal Bank of Scotland plc and an affiliate of
RBS N.V.

Dated June 27, 2012